 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10-K    [ ]Form 20-F    [ ]Form 11-K    [X]Form 10-Q    [ ]Form N-SAR

For the Period Ended: April 30, 2002

---------------------------------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

---------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

---------------------------------

Part I - Registrant Information

---------------------------------

                                                              ELINE ENTERTAINMENT GROUP, INC.
                                                         (Exact Name of Registrant as specified in its charter)

Nevada	0-30451	88-0429856
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Address of Principal Executive Office:  4757 East Greenway Road, Suite 107b-pmb65, Phoenix, Arizona 85032

---------------------------------

Part II - Rules 12b-25(b) and (c)

---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

[  ] (a) The reasons described in reasonable detail in Part  III of this form could not be eliminated without  unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the  fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if  applicable.

---------------------------------

Part III - Narrative

---------------------------------

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Management is still awaiting review by and approval of the Company's auditors of the financial reports for the period ended April 30, 2002. As a result, additional time is needed to file the report.

---------------------------------

Part IV - Other Information

---------------------------------

                   (1) Name and telephone number of person to contact in regard to this notification

                    Christopher H. Dieterich          (310) 312-6888

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                       [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

 ELINE ENTERTAINMENT GROUP, INC.

/s/ Tom Gaffney

 Tom Gaffney,

 President

 Date: June 10, 2002

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).